Report regarding the addition of WR Investment America LLC as a second-tier subsidiary of
Woori Finance Holdings Co., Ltd.

On December 21, 2010, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) announced the establishment of WR Investment America LLC and its addition as a new subsidiary of Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: WR Investment America LLC

•	Financial status as of December 21, 2010 :

(unit: millions of KRW)

Total assets	28,862.5	Total stockholders’ equity	28,862.5(*	)

Total liabilities	—	Capital stock	28,862.5

* Represents US$25 million, translated using the US$/Won exchange rate in effect on December 21, 2010 (US$1.00 = Won 1,154.5).

•	Primary business: Business activities related to the purchase and transfer of non-performing loans and the purchase, management and disposition of other ancillary instruments in the United States.

•	WR Investment America LLC is a wholly-owned subsidiary of Woori F&I, and is an offshore financial company established in the State of California.

•	Number of all subsidiaries of Woori Finance Holdings after addition: 55

•	Date of addition as a subsidiary: December 21, 2010